SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of August, 2006

Commission File Number 1-15194

COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV
(Exact name of registrant as specified in its charter)

American Beverage Company-AMBEV
(Translation of Registrant's name into English)

Rua Dr. Renato Paes de Barros, 1017 - 4th Floor
04530-000 São Paulo, SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

ANNOUNCEMENT OF COMMENCEMENT OF THE PUBLIC OFFER OF NON-SHARE
CONVERTIBLE AND SUBORDINATED DEBENTURES

Pursuant to Instruction n.º 358, dated January 3, 2002, of the Brazilian Securities and Exchange Commission (Comissão de Valores Mobiliários – "CVM"), as amended, and Article 53 of CVM Instruction n.º 400, dated December 29, 2003, as amended ("CVM Instruction n.º 400/03"), Companhia de Bebidas das Américas – AmBev, as issuer ("Issuer"), Unibanco – União de Bancos Brasileiros S.A. ("Lead Underwriter"), BB Banco de Investimento S.A. ("BB-BI") and Banco Citibank S.A. ("Citibank" and, together with the Lead Underwriter and BB-BI, "Underwriters"), as underwriters, do hereby announce the commencement of the public offer (“Offer”), in two tranches, of 206,508 (two hundred and six thousand five hundred and eight) nominative, book entry, non-share convertible, subordinated debentures, each with a nominal value of R$10,000.00, on July 1, 2006, the first issue of

Companhia de Bebidas das Américas – AmBev
Rua Dr. Renato Paes de Barros 1017, 4º andar, 04530-001 São Paulo, SP
NIRE n.º 35.300.157.770 – CNPJ n.º 02.808.708/0001 -07 – CVM n.º 01811-2
Código ISIN: BRAMBVDB5006 (1ª série), e BRAMBVDB5014 (2ª série)

a total of

R$2,065,080,000.00

Risk Classifications: Standard & Poor's: brAAA and Fitch Ratings: AAA(bra)
Registered under CVM n.º CVM/SRE/DEB/2006/030 and n.º CVM/SRE/DEB/2006/031 on July 28, 2006.

1. CORPORATE ACTS AND REGISTRATIONS

The issuance of the Debentures and the Offer take place on the basis of the deliberations of (i) the meeting of the Board of Directors of the Issuer held on June 8, 2006, which minutes were filed with the Board of Trade of the State of São Paulo on June 12, 2006 and published in the Official Gazette of the State of São Paulo and in the newspaper "Gazeta Mercantil" on June 20, 2006; and (ii) the meeting of the Board of Directors of the Issuer held on July 26, 2006, which minutes were filed with the Board of Trade of the State of São Paulo and published in the Official Gazette of the State of São Paulo and in the newspaper "Gazeta Mercantil".

The “Private Deed of Public Offer of Non-Share Convertible Subordinated Debentures of the First Issuance of Companhia de Bebidas das Américas – AmBev" and the "First Amendment to the Private Deed of Public Offer of Non-Share Convertible Subordinated Debentures of the First Issuance of Companhia de Bebidas das Américas – AmBev” executed between the Issuer and Oliveira Trust Distribuidora de Títulos e Valores Mobiliários S.A. ("Fiduciary Agent") were filed with the Board of Trade of the State of São Paulo on July 20, 2006 and July 25, 2006, respectively. The "Second Amendment to the Private Deed of Public Offer of Non-Share Convertible Subordinated Debentures of the First Issuance of Companhia de Bebidas das Américas – AmBev" executed between the Issuer and the Fiduciary Agent was filed with the Board of Trade of the State of São Paulo. The "Third Amendment to the Private Deed of Public Offer of Non-Share Convertible

Subordinated Debentures of the First Issuance of Companhia de Bebidas das Américas – AmBev" executed between the Issuer and the Fiduciary Agent was filed with the Board of Trade of the State of São Paulo.

2. USE OF PROCEEDS

2.1 The proceeds obtained by the Issuer via the Offer will be used for payment of the acquisition of Quilmes Industrial S.A. shares held by Beverage Associates Corp. (BAC), as informed in the Relevant Notice published on April 13, 2006. Alternatively, if the proceeds are not partially or totally used to this end, they will be destined to the liquidation of short term financial amount outstanding, the implementation of investment plans and the working capital of the Issuer.

3. CHARACTERISTICS OF THE OFFER

3.1 Placement. The Debentures will be subject to a firm commitment public offer ("Offer"), with the intermediation of securities settlement system financial institutions, without reserve or minimum or maximum investment amount, the Offer becoming effective in accordance with the Book Building Procedure (as defined below).

3.2 Book Building. Book building was adopted, organized by the Underwriters in accordance with paragraphs 1º and 2º of Article 23 and Article 44 of CVM Instruction n.º 400/03, without reserve or minimum or maximum investment amount, for the definition of the issuance of First Tranche Debentures (as defined below) and the Second Tranche Debentures (as defined below) and considering that the issuance of the First Tranche Debentures and the Second Tranche Debentures was confirmed, to determine, along with the Issuer (together the “Book Building Procedure”):

I. the amount of the First Tranche Debentures and the Second Tranche Debentures, observing that the total of the First Tranche Debentures and the Second Tranche Debentures cannot exceed R$2,000,000,000.00 (two billion Reais), on the Date of Issuance (as defined below), and 200,000 (two hundred thousand) Debentures, not taking Over-Allotment Debentures (as defined below) and Additional Debentures (as defined below) into account. The amount of the First Tranche Debentures and the Second Tranche Debentures defined in the Book Building Procedure is described in Clause 4.5 below; and

II. the Remuneration of the First Tranche (as defined below) and the Remuneration of the Second Tranche (as defined below). The Remuneration of the First Tranche and the Remuneration of the Second Tranche are defined in the Book Building Procedure described in Clause 4.13 below.

3.2.1 The results of the Book Building Procedure were ratified by the Board of Directors of the Issuer and divulged according to paragraph 2º of Article 23 of CVM Instruction n.º 400/03, as well as ratified via amendment to the Deed of Issuance.

3.3 Subscription Term. With respect to (i) the granting by CVM of the Offer filing; (ii) the publication of the announcement of the commencement of the Offer ("Announcement of Commencement"); and (iii) dissemination of the definitive prospectus of the Offer (“Definitive Prospectus”) to investors, the Debentures will be subscribed, at any time, within 6 (six) months from the date of the publication of the Announcement of Commencement.

3.4 Form of Subscription. The Debentures will be subscribed according to CETIP and CBLC settlement procedure.

3.5 The Debentures will be paid-up in cash, upon subscription (“Subscription Payment Date”), in domestic currency:

I. The First Tranche Debentures will be paid-up at Nominal Value (as defined below), plus the same calculation factor of the Remuneration of the First Tranche, calculated pro rata temporis from the Date of Issuance until the Subscription Payment Date (“First Tranche Subscription Payment Price”); and

II. The Second Tranche Debentures will be paid-up at Nominal Value (as defined below), plus the same calculation factor of the Remuneration of the Second Tranche, calculated pro rata temporis from the Date of Issuance until the Subscription Payment Date (“Second Tranche Subscription Payment Price”).

3.6 Negotiation. The Debentures shall be registered for negotiation in the secondary market with the National Debentures System – SND and BovespaFix.

4. CHARACTERISTICS OF THE DEBENTURES

4.1 Issuance Number. The Debentures represent the 1st (first) issuance of debentures of the Issuer.

4.2 Total Value of the Issuance. The total value of the issuance is R$2,065,080,000.00 (two billion sixty five million eighty thousand Reais) on the Date of Issuance, taking into account the Additional Debentures.

4.3 Amount. 206,508 (two hundred and six thousand five hundred and eight) Debentures will be issued, in accordance with Clause 4.5 below.

4.3.1 In accordance with Article 24 of CVM Instruction nº 400/03, the number of Debentures to be initially offered (not taking into accounting Additional Debentures) can be increased by up to 15% (fifteen percent), i.e., up to 30,000 (thirty thousand) over-allotment Debentures (“Over-Allotment Debentures”), exclusively destined to attend excess demand that might result from Offer, which can only be exercised by the Underwriters upon mutual agreement with the Issuer within 5 (five) business days from the date of publication of the Announcement of Commencement. The Underwriters and the Issuer shall renounce the right to Over-Allotment Debentures.

4.3.2 In accordance with paragraph 2º of Article 14 of CVM Instruction n.º 400/03, the number of Debentures initially offered (without taking the Over-Allotment Debentures into account) can be increased by up to 20% (twenty percent), i.e., up to 40,000 (forty thousand) additional Debentures (“Additional Debentures”), which can be issued by the Underwriters upon mutual agreement with the Issuer within 5 (five) business days from the date of publication of the Announcement of Commencement. The Issuer, in mutual agreement with the Underwriters, issued 6,508 (six thousand five hundred and eight) Additional Debentures, the Issuer and the Underwriters having renounced the exercise of the Additional Debentures remaining. The amount of Debentures indicated in Clause 4.3 above already take into account the Additional Debentures issued in accordance with this Clause.

4.4 Nominal Value. The Debentures will have the nominal value of R$10,000.00 (ten thousand Reais) on the Date on Issuance ("Nominal Value").

4.5 Tranches. The issuance will be made in two tranches, in accordance with the Book Building Procedure, given that:

I. The first tranche will be comprised of 81,705 (eighty one thousand seven hundred and five) Debentures, totaling R$817,050,000.00 (eight hundred and seventeen million fifty thousand Reais), on the Date of Issuance ("First Tranche Debentures"); and

II. The second tranche will be comprised of 124,803 (one hundred and twenty four thousand eight hundred and three) Debentures, totaling R$1,248,030,000.00 (one billion two hundred and forty eight million thirty thousand Reais, on the Date of Issuance ("Second Tranche Debentures").

4.5.1 The Issuer shall not place the Second Tranche Debentures before placement of the First Tranche Debentures or the remainder not placed canceled.

4.5.2 With exception of the references specific to the First Tranche Debentures or the Second Tranche Debentures, all references to the “Debentures” shall be intended as referencing the First Tranche Debentures and the Second Tranche Debentures together.

4.6 Form. The Debentures will be issued as nominative, book entry, without certificate, ownership of the Debentures, for all legal purposes, being demonstrated by a statement issued by Banco Itaú S.A., provider of bookkeeping services and the agent bank of the Debentures ("Depositary Institution", which definition includes any other institution which may succeed the Depositary Institution in the rendering of services under this Clause), and, further, (i) for the Debentures under CETIP custody, CETIP will issue a report on their position, accompanied by a statement in the name of the Debenture holder, issued by the financial institution responsible for the custody of the Debentures; and (ii) for the Debentures under CBLC custody, a report will be issued indicating the ownership of the Debentures under CBLC custody; in both cases equally, the reports shall serve to prove Debenture ownership.

4.7 Convertibility. The Debentures are not share convertible.

4.8 Type. The Debentures are subordinated, in accordance with Article 58 of Law n.º 6.404/76.

4.8.1 Given that (i) on the date of execution of the Deed of Issuance, the company capital of the Issuer is R$5,710,745,488.08 (five billion seven hundred and ten million seven hundred and forty five thousand four hundred and eighty eight Reais and eight centavos); and (ii) that the Debentures represent the first issuance of the Issuer, the limit for issuance under Article 60 of Law n.º 6.404/76 has been reached.

4.9 Date of Issuance. For all legal purposes, the date of issuance of the Debentures shall be July 1, 2006 ("Date of Issuance").

4.10 Term and Maturity Date. The term (i) of the First Tranche Debentures shall be 3 (three) years, from the Date of Issuance, their maturity date being July 1, 2009 ("Maturity Date of the First Tranche"); and (ii) of the Second Tranche Debentures shall be 6 (six) years, from the Date of Issuance, their Maturity Date being July 1, 2012 ("Maturity Date of the Second Tranche").

4.11 Payment of the Nominal Value. The Nominal Value (i) of the First Tranche Debentures will be paid in 1 (one) installment on the Maturity Date of the First Tranche; and (ii) of the Second Tranche Debentures will be paid in 1 (one) installment on the Maturity Date of the Second Tranche.

4.12 Monetary Correction. There will be no monetary correction of the Nominal Value.

4.13 Remuneration. On the Nominal Value:

I. the First Tranche Debentures will yield interest equivalent to 101.75% (one hundred and one point seventy five percent) in accordance with the Book Building Procedure and the accumulated variation of the extra-group one day Interfinance Deposit – ID average daily rate, expressed in an annual percentage rate based on 252 (two hundred and fifty two) business days, calculated and published daily by CETIP on its Internet website (http://www.cetip.com.br) (“ID Rate”), calculated exponentially and cumulatively pro rata temporis per business days elapsed, incident on the Nominal Value of the First Tranche Debentures until the Date of Issuance or the close of the Capitalization Period (as defined below), as may be the case, until the date of its effective redemption (“Remuneration of the First Tranche”); and

II. the Second Tranche Debentures will yield interest equivalent to 102.50% (one hundred and two point five zero percent), in accordance with the Book Building Procedure and the accumulated variation of the extra-group one day Interfinance Deposit – ID average daily rate, expressed in an annual percentage rate based on 252 (two hundred and fifty two) business days, incident on the Nominal Value of the Second Tranche Debentures until the Date of Issuance or the close of the Capitalization Period, as may be the case, until the date of its effective redemption (“Remuneration of the Second Tranche”); and, together with the Remuneration of the First Tranche, "Remuneration").

4.13.1 The Remuneration of the First Tranche and the Remuneration of the Second Tranche will be paid on a trimester basis from the Date of Issuance, the first payment being made on October 1, 2006 and the last on the Maturity Date of the First Tranche in the case of the Remuneration of the First Tranche, and on the Maturity Date of the Second Tranche in the case of Remuneration of the Second Tranche. Remuneration of the First Tranche and Remuneration of the Second Tranche can be made to Debenture holders of the First or Second Tranche, as may be the case, until the end of the 1st (first) business day preceding the respective maturity date.

4.13.2 Remuneration will be calculated according to the following formula:

JR = VN x [ID Factor – 1], where:

JR = amount of the Remuneration of the First Tranche or the Remuneration of the Second Tranche, as may be the case, due on its respective maturity date, calculated up to 6 (six) decimal points, without rounding;

NV = Nominal Value at the commencement of each Capitalization Period, calculated up to 6 (six) decimal points, without rounding;

ID Factor = sum of the ID Rates using the applicable percentages, on the date of the commencement of the capitalization, inclusive, until the date of calculation, exclusive, calculated up to 8 (eight) decimal points, without rounding, according to the formula below:

, where:

nDI = total of ID Rates, "nDI" being a whole number;

IDRk = daily IDR, calculated up to 8 (eight) decimal points, without rounding:

, where:

k = 1, 2, ..., n;

IDk = ID Rate, expressed in an annual percentage rate based on 252 (two hundred and fifty two) business days, applicable day "k";

dk = number of business days corresponding to the ID Rate term, "dk" being a whole number; and

S = the percentage figure applicable the ID Rate, up to 2 (two) decimal points, the percentage figure applying to the Remuneration of the First Tranche being that of subitem I to Clause 4.13 above, and in the case of the Remuneration of the Second Tranche the percentage figure being that of subitem II to Clause 4.13 above.

The factor resulting from [1 + (IDRk x S/100)] is considered up to 16 (sixteen) decimal points, without rounding.

The sum of daily factors is [1 + (IDRk x S/100)], each daily factor being accumulated, the result truncated to 16 (sixteen) decimal points, applying daily factors until their last.

Once the daily factors are accumulated, the ID Factor is achieved, considered up to 8 (eight) decimal points, with rounding.

The ID Rate should be used considering an identical number of decimal points as divulged by the entity responsible for its calculation.

“Capitalization Period” is defined as the time period that commences on the Date of Issuance, inclusive, in the case of the first Capitalization Period, or on the maturity date of the immediately preceding Remuneration, inclusive, in the case of other Capitalization Periods, and closes on the date stipulated for the payment of the Remuneration correspondent said time period, exclusive. Each Remuneration amount will be aggregated the Nominal Value of the Debentures for the effects of calculating the outstanding balance on the Debentures. The payment of the Remuneration will be required only at the end of each Capitalization Period, without prejudice to the other terms under the Deed of Issuance.

4.13.3 In accordance with Clause 4.13.4 below, if on the maturity date of any of the pecuniary obligations relative to the First and/or Second Tranche Debentures, there is no calculation and/or publication of the ID Rate, to the Remuneration of the First Tranche and/or the Remuneration of the Second Tranche, as may be the case, the last ID Rate officially divulged will be applied, there being no financial compensation between the Issuer and the First and/or Second Tranche Debenture holders, as may be the case, with regard to later publication of the applicable ID Rate.

4.13.4 In the case of non-calculation and/or publication of the ID Rate for more than 10 (ten) consecutive days from the expected date of its publication, or, immediately, in the case of the termination of the ID Rate or the impossibility of the application of the ID Rate on legal grounds or on the basis of judicial determination, the ID Rate should be substituted by a legally acceptable substitute. Should there be no legally acceptable substitute, the Fiduciary Agent shall call a meeting of First and/or Second Tranche Debenture holders, as may be the case, to be held in no more than 20 (twenty) days from the final date of the term any of the events under this beginning of this Clause, to deliberate, in mutual agreement with the Issuer, the new parameters for remuneration of the First and/or Second Tranche Debentures, as may be the case, such parameters preserving the actual value and same levels of Remuneration of the First and/or Second Tranche, as may be the case. Should First Tranche Debenture holders, in said meeting, representing, at least, 2/3 (two thirds) of the First Tranche Debentures outstanding, and/or the Second Tranche Debenture holders, in said meeting, representing, at least, 2/3 (two thirds) of the Second Tranche Debentures outstanding, as may be the case, not approve of the parameters proposed by the Issuer, the First Tranche Debentures outstanding and/or the Second Tranche Debentures outstanding, as the case may be, must be redeemed and, consequently, cancelled in their entirety, at Nominal Value plus Remuneration of the First Tranche or Remuneration of the Second Tranche, as the case may be, due from the Date of Issuance or the last date of payment of Remuneration of the First Tranche or Remuneration of the Second Tranche, as the case may be, calculated pro rata temporis until the date of its effective payment, within 20 (twenty) days of the close of the general meeting(s) of the Debentures holders to which this Clause refers. The redemption amount to which this Clause refers will not be increased by a premium or penalty of any nature. Until definition of the new parameters or redemption, as the case may be, the same percentage figure of the last ID Rate officially published will be used, increased by the applicable percentage figure, calculated pro rata temporis.

4.14 Rescheduling. There will be no programmed rescheduling.

4.15 Optional Early Redemption. There will be no optional early redemption of any of the Debentures.

4.16 Optional Acquisition. The Issuer may, at any time, acquire outstanding Debentures at a price no greater than the Nominal Value plus Remuneration calculated pro rata temporis from the Date of Issuance or the date of the last payment of the Remuneration until the date of their effective payment, in accordance with paragraph 2º of Article 55 of Law n.º 6.404/76. The Debentures acquired by the Issuer may, at the Issuer’s discretion, be cancelled, held in treasury or be placed in the market. The Debentures acquired by the Issuer to be held in treasury according to this Clause, when replaced in the market, will receive the same Remuneration as the other Debentures outstanding.

4.17 Charges on Arrears. In the event of delay of payment of any amount due with regard to any obligation under the Deed of Issuance, interest will be paid on the amount due, independent of notice, notification or judicial or extrajudicial notification, and without prejudice to Remuneration, calculated pro rata temporis from the date of default until the date of the effective payment; (i) a late payment penalty of 2% (two percent); and (ii) default interest of 1% (one percent) a month, calculated pro rata temporis from the date of default until the date of the effective payment (“Charges on Arrears”).

4.18 Non-entitlement of Right to Additions. In case the Debenture holder does not present itself to receive the amount correspondent to any pecuniary obligation on the dates set forth in the Deed of Issuance or in any other communication made or notice published according to the terms of the Deed of Issuance, the Debenture holder will not be entitled to any additions in the time period relating to such delay, it being assured the Debenture holder, however, those rights vested up to the respective maturity or payment date, in the case of delayed payment.

4.19 Place of Payment. The payments relative to the Debentures and any other amounts as may be due by the Issuer under the Deed of Issuance will be made by the Issuer through CETIP or CBLC intermediation, dependent on whether the Debentures are under CETIP or CBLC custody, or via the Depositary Institution to the Debenture holders which do not have their Debentures held in CETIP or CBLC custody.

4.19.1 If any Debenture holder has immunity or tax exemption, it is obliged to forward to the Depositary Institution, within at least 10 (ten) business days prior to the expected date for the receipt of the Debenture-related amounts, all documentation supporting said immunity or tax exemption, it being assured that in the case the Debenture holder does not forward the referenced documentation, the Issuer will retain the tax amounts determined by law.

4.20 Extension of Terms. The terms relative to the payment of any obligation under the Deed of Issuance until the 1st (first) subsequent business day will be considered extended, if their maturity coincides with a day in which there are no business or banking hours in the City of São Paulo, State of São Paulo, without the incidence of surcharge on the amounts to be paid, except in the case these payments had to be made via the CETIP or CBLC systems, in which case there will be an extension only when the date of payment coincides with national bank holidays, Saturdays or Sundays.

4.21 Early Maturity. Subject to Clauses 4.21.1, 4.21.2 and 4.21.3 below, the Fiduciary Agent will declare the early maturity of any obligation under the Deed of Issuance, and require the immediate payment, by the Issuer, of the Nominal Value of the Debentures outstanding, plus Remuneration, calculated pro rata temporis from the Date of Issuance or the date of the last payment of the Remuneration, as may be the case, until the date of the effective payment (and also, in the case of subitem II below, payment of the Charges in Arrears, under Clause 4.21.2 below), independent of notice, notification of judicial or extrajudicial notification, on the occurrence of any of the following events:

I. (a) petition for voluntarily-declared bankruptcy of the Issuer; (b) decree of bankruptcy of the Issuer; (c) petition for judicial or extrajudicial recovery of the Issuer; or (d) liquidation, dissolution or extinction of the Issuer;

II. non-payment, by the Issuer, of the Nominal Value, of the Remuneration or of any other amounts due the Debenture holders on the respective payment dates under the Deed of Issuance;

III. non-performance, by the Issuer, of any non-pecuniary obligation under the Deed of Issuance, said non-performance not being remedied within 45 (forty five) days of receipt of written notice in its regard sent to the Issuer by the Fiduciary Agent;

IV. the occurrence of:

(a) declaration of early maturity, for contractual non-performance, of any amount outstanding of the Issuer or of any Relevant Subsidiary (as defined below) equal to or greater than US$50,000,000.00 (fifty million U.S. dollars) (or its equivalent in other currencies) converted by the Conversion Rate; or

(b) non-payment, on its respective maturity date or after the maturity cure term stipulated has run, of any amount outstanding of the Issuer or of any Relevant Subsidiary equal to or greater than US$50,000,000.00 (fifty million U.S. dollars) (or its equivalent in other currency) converted by the Conversion Rate, except if such non-payment results from certain events which limit or restrict the capacity of the Issuer or the Relevant Subsidiary, as may be the case, from converting Reais in foreign currency or transferring foreign currency abroad to fulfill its respective obligations;

V. res judicata of one or more judicial decisions or the granting of one or more arbitration awards against the Issuer or any Relevant Subsidiary that result(s) or may potentially result, jointly or separately, in the obligation of payment to the Issuer or any Relevant Subsidiary of an amount equal to or greater than US$50,000,000.00 (fifty million U.S. dollars) (or its equivalent in other currencies) converted by the Conversion Rate, except if this obligation, which amount is fixed and net and which payment cannot be subject to appeal, legal action or motion which, in any case, will suspend the execution, (a) is paid according to the provisions and terms established in the judicial decision(s) or arbitration award(s) or (b) is guaranteed by sufficient Issuer assets, performance guarantee or letter of guarantee in the execution, provided that, in any of the cases this subitem (b), the same is accepted by the competent forum.

VI. approval of any corporate restructuring involving the Issuer (including takeovers where the Issuer is the acquiring company), provided that the corporate restructure in question results the lowering by two or more levels (notches) of the rating classification of the Debentures as appears in the Announcement of Commencement, observing that, in accordance with Article 231 of Law n.º 6.404/76, the provision in this subitem is not applicable to mergers, takeover (applicable only when the Issuer is the target) or spin-off of the Issuer, if (a) the operation had been previously approved by the holders of, at least, the majority of the First Tranche Debentures outstanding and, at least, the majority of the Second Tranche Debentures outstanding; or (b) it has been assured to the Debenture holders which desire, within at least 6 (six) months from the date of the publication of the general meeting(s) relative to the operation, the redemption of the Debentures held by them, at Nominal Value, plus Remuneration, calculated pro rata temporis from the Date of Issuance or the date of the last payment of the Remuneration, as may be the case;

VII. reduction of the company capital of the Issuer and/or buyback, by the Issuer, beyond the limit established by CVM regulation, of its own shares for canceling, except if the operation had been previously approved by the holders of, at least, the majority of the First Tranche Debentures outstanding and, at least, the majority of the Second Tranche Debentures outstanding, according to paragraph 3º of Article 174 of Law n.º 6.404/76.

VIII. transformation of the Issuer into a limited liability company, according to the provisions of Articles 220-222 of Law n.º 6.404/76;

IX. if the Deed of Issuance is rendered invalid, non-effective or unenforceable against the Issuer, or in the case the enforceability of the Deed of Issuance is questioned by the Issuer or, further, in the case that the Issuer denies that it has liability under the Deed of Issuance; or

X. alienation of the control of the Issuer, provided that, cumulatively (a) such alienation, pursuant to as defined in paragraph 1º to Article 254-A of Law n.º 6.404/76, results in a public offer for the acquisition of shares, under Article 254-A of Law n.º 6.404/76 (this subitem (a) is applicable only if the Issuer, at the time of the event, is a publicly-held company); and (ii) such alienation results in the lowering, by two or more levels (notches), of the rating classification of the Debentures appearing in the Announcement of Commencement.

4.21.1 If any of the events to subitems I or II of Clause 4.21 above occur, the same must be immediately informed the Fiduciary Agent by the Issuer, and the Debentures will become automatically matured, independent of notice or judicial or extrajudicial notification.

4.21.2 Occurring any of the other events to Clause 4.21 above (except those to Clause 4.21.1 above), which shall be immediately informed by the Issuer to the Fiduciary Agent, and these events are not remedied, the Fiduciary Agent shall, in accordance with the Deed of Issuance call, within a maximum of 5 (five) business days from its occurrence, Debenture holder general meetings, to be held within the minimum timeframe under the law. If, in these Debenture holder general meetings, Debenture holders representing, at least, 2/3 (two thirds) of the First Tranche Debentures outstanding or 2/3 (two thirds) of the Second Tranche Debentures outstanding, as may be the case, decide not to consider the early maturity of the First Tranche Debentures outstanding or the Second Tranche Debentures outstanding, as may be the case, or, further, in the case of suspension for deliberation on a future date, the Fiduciary Agent shall not declare the early maturity of the First Tranche Debentures or of the Second Tranche Debentures, as may be the case; otherwise, or in the case, in a second call, of non-holding of the referenced meetings of the holders of the First Tranche Debentures or the Second Tranche Debentures, as may be the case, the Fiduciary Agent shall declare the early maturity of the First Tranche Debentures or the Second Tranche Debentures, as may be the case.

4.21.3 In the occurrence of the early maturity of the First Tranche Debentures and of the Second Tranche Debentures, as may be the case, the Issuer is obliged to pay the Nominal Value of the First Tranche Debentures outstanding or the Second Tranche Debentures outstanding, as may be the case, plus the Remuneration of the First Tranche Debentures or of the Second Tranche Debentures, as may be the case (and, in the case of subitem II of Clause 4.21 above, Charges in Arrears, calculated from the date when these payments should have been made), calculated pro rata temporis from the Date of Issuance or from the date of the last payment of Remuneration, until the date of their effective payment, and of any other amounts as may be due by the Issuer under the Deed of Issuance within 20 (twenty) days from the date of communication in this regard, sent by the Fiduciary Agent to the Issuer, under penalty of, in case of non-compliance, being obliged, further, to pay Charges in Arrears.

4.21.4 The following definitions apply for purposes of this Announcement of Commencement and the Deed of Issuance:

“Relevant Subsidiary”: Subsidiary which assets are equal to or greater than US$400,000,000.00 (four hundred million U.S. dollars) (or its equivalent in other currencies) converted by the Conversion Rate.

“Subsidiary”: defined under paragraph 2º of Article 243 of Law n.º 6.404/76.

“Conversion Rate”: conversion rate of U.S. dollars to Reais according to the quotation divulged by the Central Bank of Brazil via SISBACEN, in the Exchange and Market Rates Bulletin, code PTAX800, option 5/sale, currency 220, verified for the financial liquidation of obligations to expire on a determined date and divulged by the Central Bank of Brazil on the business day immediately prior to the date of the event.

4.22 Publicity: With exception of the Announcement of Commencement, the announcement of closing of the Offer (“Announcement of Closing”), the market announcement referenced in Article 53 of CVM Instruction n.º 400/03 and such other statements to investors published until the date of the publication of the Announcement of Closing, published exclusively in the “Gazeta Mercantil” and “Valor Econômico” newspapers, national issues, all the corporate acts and decisions regarding the Debentures shall be communicated, in a form of a statement, in the Official Gazette of the State of São Paulo and in the newspaper “Gazeta Mercantil”, always immediately following notice of the corporate act to be published, the time period for manifestation of the Debenture holders, if necessary, obeying the provisions of the prevailing legislation, of the Deed of Issuance or, in the case of no express provision, being of, at least, 10 (ten) business days from the date of publication of the statement. The Issuer can substitute the above newspapers with other newspapers of large circulation, via written communication to the Fiduciary Agent and the publication, in a form of a statement, in the newspapers to be substituted.

5. PLACEMENT REGIME

5.1 The conditions to the Debentures Issuance Agreement (“Issuance Agreement”) being observed, the Underwriters will place, without joint and several liability between them, under a firm commitment scheme, 200,000 (two hundred thousand) Debentures, within 3 (three) business days from the date of publication of the Announcement of Commencement, inclusive (“Firm Commitment Term”) in the following proportion:

I. Lead Underwriter: 90,000 (ninety thousand) Debentures, valued at R$900,000,000.00 (nine hundred million Reais) on the Date of Issuance (“Debentures Subject to Lead Underwriter Firm Commitment”); and

II. BB BI: 70,000 (seventy thousand) Second Tranche Debentures, valued at R$700,000,000.00 (seven hundred million Reais) on the Date of Issuance (“Debentures Subject to BB BI Firm Commitment”); and

III. Citibank: 40,000 (forty thousand) First Tranche Debentures, valued at R$400,000,000.00 (four hundred million Reais) on the Date of Issuance (“Debentures Subject to Citibank Firm Commitment”, and, together with the Debentures Subject to Lead Underwriter Firm Commitment and Debentures Subject to BB BI Firm Commitment, “Debentures Subject to Firm Commitment”).

5.1.1 The division between First Tranche Debentures and/or Second Tranche Debentures was determined according to the result of the Book Building Procedure.

5.1.2 If, until the end of the Firm Commitment Term, the First Tranche Debentures and/or the Second Tranche Debentures have not been placed in their entirety, the Underwriters, without any joint and several liability, shall, until the last day of the Firm Commitment Term, subscribe and pay up, at the applicable Subscription Price, the respective Debentures Subject to Firm Commitment that were for whatever reason not placed to investors. In case of firm commitment exercise by the Lead Underwriter, the Debentures Subject to Firm Commitment will be First Tranche Debentures and/or Second Tranche Debentures, at the discretion of the Issuer.

5.1.3 According to the provisions of Clause 5 of Attachment VI of CVM Instruction n.º 400/02, in the case any of the Underwriters eventually (i) come to subscribe First Tranche Debentures and/or Second Tranche Debentures because of the guarantee assured under Clause 5.1 above; and (ii) are interested in selling said First Tranche Debentures and/or said Second Tranche Debentures before the publication of the announcement of closing of the Offer (“Announcement of Closing”), the price of resale of said First Tranche Debentures and/or said Second Tranche Debentures will be limited to the Nominal Value, plus the Remuneration of the First Tranche Debentures or the Remuneration of the Second Tranche Debentures, as may be the case, calculated pro rata temporis from the Date of Issuance until the date of the respective sale. The resale of the Debentures by the Underwriters, after the publication of the Announcement of Closing, can be made at the price to be determined according to the conditions of the market verified at that time. The resale of the Debentures, according to as mentioned herein, shall be made respecting the applicable regulation.

6. TARGET PUBLIC

The target public of the Offer is comprised of institutional or qualified investors, as defined in Article 109 of CVM Instruction n.º 409, dated August 18, 2004, as amended, other investors, non-qualified companies, natural persons and Underwriter clients however, being allowed as have comprehensive knowledge of the terms, conditions and risks inherent the Debentures, as well as access to the Prospecti.

7. INADEQUACY OF THE OFFER TO CERTAIN INVESTORS

The investment in the Debentures is not suited for investors that (i) require liquidity, given the possibility that the negotiation of Debentures in the secondary market is small or inexistent; and/or (ii) are not willing to run the credit risk of a private and/or beverage sector company. Investors should read the “Risk Factors” section of the Definitive Prospectus.

8. REGISTRATION WITH CVM

CVM/SRE/DEB/2006/030 and CVM/SRE/DEB/2006/031, on July 28, 2006.

Date of Commencement to the Public Offer: July 31, 2006.

9. FIDUCIARY AGENT

The fiduciary agent is Oliveira Trust Distribuidora de Títulos e Valores Mobiliários S.A., Avenida das Américas 500, bloco 13, grupo 205, CEP 22640-100, Rio de Janeiro, RJ, telephone (21) 2493-7003 (www.oliveiratrust.com.br).

10. DEPOSITARY INSTITUTION

The financial institution that shall render bookkeeping and agent bank services relative to the Debentures is Banco Itaú S.A., Diretoria de Serviços para Mercado de Capitais, Av. Eng. Armando de Arruda Pereira 707, 9º andar, CEP 04344-902, São Paulo, SP, telephone (11) 5029-1317 (www.itau.com.br).

11. DEFINITIVE PROSPECTUS

The Definitive Prospectus will be available from the date of the publishing of this Announcement of Commencement at the following addresses and websites: Companhia de Bebidas das Américas – AmBev, Rua Dr. Renato Paes de Barros 1017, 4º andar, CEP 04530-001, São Paulo, SP (www.ambev.com.br); Unibanco – União de Bancos Brasileiros S.A., Av. Eusébio Matoso 891, 20º andar, CEP 05423-901, São Paulo, SP (www.unibanco.com.br/prospectos); BB Banco de Investimento S.A., Rua Senador Dantas 105, 36º andar, CEP 20031-923, Rio de Janeiro, RJ (www.bb.com.br); Banco Citibank S.A., Av. Paulista 1111, 10º andar, CEP 01311-920, São Paulo, SP (www.citibank.com.br); Câmara de Custódia e Liquidação – CETIP, Rua Líbero Badaró 425, 24º andar, CEP 01009-000, São Paulo, SP (www.cetip.com.br); Bolsa de Valores de São Paulo – Bovespa, Rua XV de Novembro 275, CEP 01013-001, São Paulo, SP (www.bovespa.com.br); e Comissão de Valores Mobiliários – CVM, Rua Sete de Setembro 111, 5º andar, CEP 20159-900, Rio de Janeiro, RJ, e Rua Cincinato Braga 340, 2º, 3º e 4º andares, CEP 01333-010, São Paulo, SP (www.cvm.gov.br).

12. ADDITIONAL INFORMATION

In addition to this Announcement of Commencement, Announcement of Closing, the market announcement to which Article 53 of CVM Instruction n.º 400/03 refers and any other statements to investors to be published before the date of publishing of the Announcement of Closing will be published in the "Gazeta Mercantil" newspaper, national edition.

Investors may subscribe for the Debentures through the Underwriters, at the above mentioned addresses.

The Debenture holders may obtain clarifications with regard to the Debentures with the Debenture holder information service operating at the Issuer’s headquarters.

Further information on the Offer may be obtained from the Underwriters or CVM, at the addresses above indicated.

The registration of this Offer does not imply, on the part of CVM, guarantee as to the truthfulness of the information provided nor determination as to the quality of the Issuer or the Debentures to be offered.

This Offer was prepared in accordance with the provisions of the Code of Self-Regulation of the National Association of Investment Banks – ANBID for the Public Offer of Securities approved in a ANBID General Meeting and comprises part of the minutes filed with the 4º Company Registry Office of the City of São Paulo, State of São Paulo, under n.º 510718, the present public offer complying, thus, with the minimum information requirements under the code, it not befalling ANBID any liability with regard to said information, the quality of the Issuer and/or offerors, the participating institutions and the securities to the public offer.

The Lead Underwriter is Unibanco – União de Bancos Brasileiros S.A.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 03, 2006

COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV

By:	/S/ João Mauricio Giffoni de Castro Neves
João Mauricio Giffoni de Castro Neves Chief Financial Officer and Investor Relations

FORWARD-LOOKING STATEMENTS

Statements contained in this press release may contain information, which is forward-looking and reflects management's current view and estimates of future economic circumstances, industry conditions, company performance, and financial results. Any statements, expectations, capabilities, plans and assumptions contained in this press release that do not describe historical facts, such as statements regarding the declaration or payment of dividends, the direction of future operations, the implementation of principal operating and financing strategies and capital expenditure plans, the factors or trends affecting financial condition, liquidity or results of operations, and the implementation of the measures required under AmBev's performance agreement entered into with the Brazilian Antitrust Authority (Conselho Administrativo de Defesa Econômica – CADE) are forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and involve a number of risks and uncertainties. There is no guarantee that these results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.